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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45479

RECEIVED MAR 07 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Options Strategy C.V.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Kaya PLaya Lechi 6
(No. and Street)

Bonaire (City) Netherlands Antilles (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Claes (599)717 4185
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name — if individual, state last, first, middle name)

Bay Street, St. Michael (Address) (City) Bridgetown, Barbados (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/02

OATH OR AFFIRMATION

I, William Robert Claes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Options Strategy C.V., as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Director
Title

Mr M. MAARTENSE NOTARIS te BONAIRE JE MAINTIENDRAI

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) Independent Auditor's Supplementary Report on Internal Control Structure

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

OPTIONS STRATEGY C.V.

REPORT AND FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

CONTENTS

Page

ERNST & YOUNG

ERNST & YOUNG

P.O. Box 261, Bay Street,
Bridgetown, Barbados

Tel: (246) 430-3900
Fax: (246) 426-9551
(246) 429-6446
(246) 435-2079

REPORT OF INDEPENDENT AUDITORS TO THE PARTNERS OF

OPTIONS STRATEGY C.V.

We have audited the statement of financial condition of Options Strategy C.V. as at December 31, 2001 and the statement of income, cash flows and changes in partners' capital for the year then ended. These financial statements are the responsibility of the management of Options Strategy C.V. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Options Strategy C.V as at December 31, 2001 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young

CHARTERED ACCOUNTANTS

Barbados
February 27, 2002

OPTIONS STRATEGY C.V.

STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2001

ASSETS	
Cash	$ 5,341
Accounts receivable	10,018
Due from broker	1,259,274
Long-term investment	100,000
	$ 1,374,633
LIABILITIES AND PARTNERSHIP CAPITAL	
LIABILITIES	
Accounts payable	181,481
	181,481
PARTNERSHIP CAPITAL	
Capital invested	1,200,000
Partners' current accounts	(6,848)
	1,193,152
	$ 1,374,633

See accompanying notes.

ERNST & YOUNG

OPTIONS STRATEGY C.V.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

INCOME	
Investment income	$ 215,992
Dividend income	5,000
	220,992
EXPENSES	
Software license fee	13,488
Administrative fee	11,250
General	73,303
Other fee	10,000
	108,041
NET INCOME	$ 112,951

See accompanying notes.

OPTIONS STRATEGY C.V.

STATEMENT OF PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2001

	Capital accounts	Current accounts
BALANCE AT BEGINNING OF YEAR	$6,275,000	$ 212,105
NET INCOME	-	112,951
WITHDRAWAL OF CAPITAL	(5,075,000)	-
DISTRIBUTIONS TO PARTNERS IN YEAR	-	(331,904)
BALANCE AT END OF YEAR	$ 1,200,000	$ (6,848)

See accompanying notes.

OPTIONS STRATEGY C.V.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 112,951
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease (increase) in assets:	
Accounts receivable	54,775
Securities owned, at market	3,923,877
Due from broker	113,656,988
Increase (decrease) in liabilities:	
Securities sold short, but not yet purchased, at market	(112,318,405)
Accounts payable	(36,539)
Net cash provided by operations	5,393,647
CASH FLOWS FROM FINANCING ACTIVITIES:	
Withdrawal of partners' capital	(5,075,000)
Distributions to partners	(331,904)
Cash used in financing activities	(5,406,904)
Net decrease in cash during the year	(13,257)
Cash at the beginning of year	18,598
Cash at the end of year	$ 5,341

See accompanying notes.

1. THE PARTNERSHIP

Options Strategy C.V. (the "partnership") was formed pursuant to a partnership agreement dated January 4, 1993. It was registered in the Netherlands Antilles as a limited partnership on January 4, 1993. The partnership was registered with the Securities Exchange Commission in the U.S.A. as a broker-dealer on January 29, 1993 and became a member of the National Association of Securities Dealers in the U.S.A. on May 19, 1993.

Partners have made a decision to liquidate the partnership as of January 31, 2002. The current assets and liabilities outstanding as at December 31, 2001 have been settled subsequently in 2002. The amount of capital invested long-term and related dividend, have been received. Partners capital is subject for distribution to the Partners.

In accordance with regulatory provisions, the partnership is required to maintain a U.S. dollar general ledger and prepare U.S. dollar financial reports for filing with regulatory bodies. The partnership operates only in U.S. dollars. Accordingly these financial statements are presented in U.S. dollars.

The partnership engages in proprietary securities trading, including index arbitrage, for its own account.

2. STATEMENT OF ACCOUNTING POLICIES

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, as follows:

a] Basis of Accounting
The financial statements are prepared under the historical cost convention.

b] Securities Transactions

Securities transactions and related revenues are recorded on a trade date basis.

c] Securities Owned and Securities Sold Short
Securities owned and securities sold short consist of the partnership's trading accounts carried at market value. Securities sold short are recorded as liabilities on the statement of financial condition and have market risk to the extent that the company in satisfying its obligation may have to purchase securities at a higher value than recorded on the statement of financial condition.

2. STATEMENT OF ACCOUNTING POLICIES (continued)

d] Currency
The financial statements are expressed in United States dollars.

e] Financial instruments
Fair value of the partnership's assets and liabilities, which qualify as financial instruments approximates the carrying amounts presented in the statement of financial condition.

f] Long-term investment
The investment is shown at cost.

g] Effective October 1, 1999, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No.133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No.133," and SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." The adoption of this Statement, as amended, had no material impact on the Partnership's financial statements.

3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of its business, the partnership was trading various financial instruments and entered into various investment activities with off-balance-sheet risk. These financial instruments include futures contracts, options and securities sold, but not yet purchased.

Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specified future dates. Each of these financial instruments contains varying degrees of off-balance-sheet risk whereby changes in the market values of the securities underlying the financial instruments as well as fluctuations in index values may be in excess of the amounts recognised in the statement of financial condition.

Additionally, these financial instruments exposed the partnership to credit risk arising from the potential inability of counterparties to perform under the terms of the contracts. All contracts were valued at market or fair value and unrealised gains and losses were recognised in the statement of income.

3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (continued)

Securities sold but not yet purchased represented obligations of the partnership to deliver the specified security at the contracted price and, thereby, created a liability to repurchase the security in the market at the prevailing prices. Accordingly, these transactions resulted in off-balance-sheet risk as the partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may have exceeded the amount recognised in the statement of financial condition.

The Partnership was also engaged in writing option contracts. The premium received by the Partnership upon writing the option contract was recorded as a liability and was included in securities sold not yet purchased on the statement of financial condition. In writing an option, the Partnership was bearing the market risk of an unfavourable change in the financial instrument underlying the written option. Exercise of an option written by the Partnership could have result in the Partnership selling or buying a financial instrument at a market price different from the current market value.

All trading positions have been closed before December 31, 2001. No financial instruments discussed above are outstanding as at December 31, 2001.

4. NET CAPITAL REQUIREMENT

The partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the partnership had net capital of $1,083,559. The net capital was $983,559 in excess of its required net capital of $100,000. The partnership's ration of aggregate indebtedness to net capital was 0.15912 at December 31, 2001.

Advances, dividend payments and other equity withdrawals by the partnership are restricted by the regulators of the SEC, NASD and other securities agencies unless proper approval has been obtained from the partnership's designated regulatory organization.

5. LONG-TERM INVESTMENT

On January 1, 1999, the partnership entered into a joint-back office arrangement (the "JBO Arrangement") with Maple Partners USA Inc. ("MPUSA") whereby MPUSA will process and clear transactions for the partnership. In conjunction with the JBO Arrangement, the partnership purchased non-voting shares of MPUSA's series A 5% preferred stock, par value $1.00 per share, liquidation preference $1,000 per share for $100,000. The partnership earned dividend income related to this investment of $5,000 in 2000 and of $5,000 in 2001. The total amount of $9,593 in relation to dividend was receivable at December 31, 2001 and was included in accounts receivable on the statement of financial condition.

The amounts of capital invested and related dividend have been received subsequently in 2002.

6. SUBSEQUENT EVENTS

Partners have made a decision to liquidate the partnership as of January 31, 2002. The current assets and liabilities outstanding as at December 31, 2001 have been settled subsequently in 2002. The amount of capital invested long-term and related dividend, have been received. Partners capital is subject for distribution to the Partners.

SUPPLEMENTARY INFORMATION

OPTIONS STRATEGY C.V.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL		
Total partnership capital from statement of financial condition		$ 1,193,152
Deductions and/or charges - non-allowable assets:		
Investment in Maple Partners USA Inc. at cost	$ 100,000	
Dividend receivable on $100,000 investment	9,593	
Total non-allowance assets		109,593
Net capital		$ 1,083,559
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 100,000
Excess net capital		$ 983,559

There are no material differences between the Computation of Net Capital under 15c3-1 included in this audited report and the computation included in the partnership's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2001.

OPTIONS STRATEGY C.V.

STATEMENT REGARDING DETERMINATION OF RESERVE
REQUIREMENT PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

The partnership does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

ERNST & YOUNG

P.O. Box 261, Bay Street,
Bridgetown, Barbados

Tel: (246) 430-3900
Fax: (246) 426-9551
(246) 429-6446
(246) 435-2079

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

TO THE PARTNERS OF OPTIONS STRATEGY C.V.

In planning and performing our audit of the financial statements and supplemental schedules of Options Strategy C.V. (the "partnership") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the partnership including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level, the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the partnership's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers Inc. and other regulatory agencies that rely on Rule 17a - 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young

CHARTERED ACCOUNTANTS

Barbados
February 27, 2002

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

OPTIONS STRATEGY C.V.

DECEMBER 31, 2001

Report and Supplementary Reports of Independent Auditors